UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Amber Farmland Investments PBC

(Exact name of registrant as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

217 N Main Street

Roanoke IN, 46783

(Mailing Address of principal executive offices)

(847) 859-6645

Issuer’s telephone number, including area code

ITEM 1 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Warning: Forward-Looking Statements

This section includes “forward-looking statements,” meaning statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We expect that global demand for food will grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We expect that global demand for food will grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described in the “Risk Factors” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Warning: No Audit

Except where specifically noted for financial information relating to the annual period ending December 31, 2025, none of the financial information in this discussion has been audited or reviewed by our independent auditors.

Consolidated Reports

Amber Farmland Investments PBC (the “Company”) directly and indirectly owns 100% of Amber Farmland Investments, LLC (“Amber”). The Company owns 99% of the membership interest of Amber directly, and controls the remaining 1% through the Company’s wholly owned subsidiary, Amber Farmland Investments TRS, Inc. Our financial position and results of our operations (as a whole) are reported on a consolidated basis.

Results of Operations

Below is a discussion of some important aspects of the results of our operations for two six-month periods: the six-month period ending June 30, 2026 (the “2026 Period”) and the six-month period ending June 30, 2025 (the “2025 Period”).

Revenues

Revenues from Leasing Activities

Revenues from lease income in the 2026 Period were $1,457,235, an increase of $141,266 or 11% from $1,315,969, the lease income in the 2025 Period. The leases are structured as fixed cash operating lease agreements. Increased efficiency around collectability and although we have slightly fewer farms in our portfolio in 2026 compared to the same period last year, we've divested under-producing farms and acquired higher quality farms in the interim, contributing to the higher revenue amounts.

As of June 30, 2026, we had 75 farms under leases having terms of six months to five years remaining. This compares to 78 farms under leases as of the end of the 2025 Period.

2

Revenues from Lending Activities

Revenues from financing organic farmland decreased $48,536 or 6% from $781,324 in the 2025 Period to $732,788 in the 2026 Period. This decrease was due to a lower outstanding loan balance. As of the end of the 2026 Period, we had 40 loans with a balance of $19,516,286. This compares to 43 loans with a balance of $24,530,241 as of the end of the 2025 Period. The average annualized mortgage yield ranged from 1.25% - 10.5% in the 2026 Period.

The Company is also sunsetting its mortgage product, and expects to issue a limited amount of mortgages in the foreseeable future.

Operating Line of Credit Interest Income

Operating line interest income for the 2026 Period was $39,490 compared to $49,352 for the 2025 Period. The $9,862 or 20% decrease was due to four lines of credit being paid off. As of the end of the 2026 Period, we had two loans and an operating lines of credit receivable net balance of $322,675. This compares to 6 loans and an operating line of credit receivable net balance of $1,200,184 as of the end of the 2025 Period.

As of the time of this filing, there are 0 loans and an operating line of credit receivable net balance of $0.00. Operating Lines of Credit are no longer a product offering in the Company’s ordinary course of business.

Other Income

Other Income increased $15,677 or 129% from $12,167 in the 2025 Period to $27,844 in the 2026 Period. Other Income derives from interest on cash balances, patronage income, solar lease rights, and other property usage rights. The increase during the 2026 period was due primarily to more interest earned on cash balances than in the 2025 Period.

Expenses

Overview of Expenses

The leases in our portfolio state that the tenant is responsible for substantially all the property-related expenses, including maintenance, water usage and insurance, but excluding property taxes. The Company pays the property taxes for its owned properties. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Similarly, our mortgage loan assets have limited direct costs given the nature of a loan asset.

Thus, the cash expenses associated with our operations mainly consist of employee expenses, general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, dues and subscriptions, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over time. This will enable us to reduce our operating cost as a percentage of assets.

3

2026 Expenses

Our total operating expenses increased by $201,566 or 9%, from $2,320,339 in the 2025 Period to $2,521,905 in the 2026 Period. The increase was mainly due to an increase in employee expenses and allowance for credit losses. Specific items include:

●	Employee expenses increased $106,462 or 14%, from $738,179 in the 2025 Period to $844,641 in the 2026 Period. The increase was due to stock option payouts and annual employee salary increases.

●	General and administrative expenses decreased $113,716 or 18% from $640,558 in the 2025 Period to $526,842 in the 2026 Period. The decrease was due primarily to a decrease in expenses for marketing projects undertaken in 2025, which were one time expenses.

●	Provision for credit losses increased $225,498 from $17,049 in the 2025 Period to $242,547 in the 2026 Period. The increase was due to a greater likelihood of expected losses on two mortgages in foreclosure and two lease relationships in active litigation.

●	Professional fees decreased by $18,138 or 3% from $579,572 in the 2025 Period to $561,434 in the 2026 Period. Professional fees include accounting, legal and consulting fees. The decrease was due to lower legal fees related to tenant collections.

●	Real estate taxes increased $9,915 or 6% from $176,516 in the 2025 Period to $186,431 in the 2026 Period. The increase is due to increased property tax rates offset by taxes on disposed properties.

●	Insurance increased $10,381 or 24% from $44,004 in the 2025 Period to $54,385 in the 2026 Period. This amount includes liability insurance for owned real estate as well as D&O coverage. The increase is due to higher insurance premiums.

●	Depreciation and amortization decreased $18,836 or 15% from $124,461 in the 2025 Period to $105,625 in the 2026 Period. The decrease is due to disposed properties in 2025 and 2026.

Interest Expense

Interest expense decreased $376,272 or 44% from $851,172 in the 2025 Period to $474,900 in the 2026 Period. The decrease is primarily due to paying off two mortgaged properties as well as paying off our operating line of credit.

4

Liquidity and Capital Resources

We continue to seek to raise substantial funds through the sale of our common stock, pursuant to the terms of SEC Regulation A+, Tier II (Reg A) and our Offering Statement most recently qualified by the Securities and Exchange Commission on May 6, 2026, and as amended from time-to-time. In the 2026 Period, we raised $5,964,630 through the sale of our common stock. We also raise capital through the sale of unsecured promissory notes. The net yield on unsecured promissory notes sold in the 2026 Period, referred to as our Series 2 Rooted in Regeneration Notes (“RNR Notes”) ranged between 0.5% and 2.0% with a maturity of five years. The Company will contribute annually an additional 1.0-1.5% principal on the RNR Notes to our Rooted in Regeneration Pool, to be used to provide reduced interest rates on mortgages for certain farmers. In the 2026 Period, we raised $685,000 through the sale of these RNR Notes. In September 2026, we launched a new offering of what we refer to as Series 3 Rooted in Regeneration Notes, with a new commitment to supporting farmers that have previously faced barriers to land access.

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic farmland investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also must service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland. We plan to meet our long-term liquidity requirements through funding from the sale of our common stock, cash-flow from operations and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

As of the date of this filing, we have access to a $15.0 million revolving line of credit from one lender. We principally use this line of credit to fund farmland investments, primarily real estate acquisitions. In the past, we have used proceeds from our private offerings (both equity and unsecured debt) to repay the line of credit borrowings. As of the end of the 2026 Period, we had $0 drawn on the line of credit, compared to $4,875,422 as of the end of 2025 Period.

Non-GAAP Financial Information

FFO

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis as determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The table below presents FFO and FFO per share for the 2026 Period and the 2025 Period.

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Net Income	$312,893	$1,091,607
Net gain on sales of real estate	(552,341)	(2,104,306)
Depreciation and amortization	105,625	124,461
FFO	$(133,823)	$(888,238)
Number of shares outstanding	1,149,623.09	1,099,774.13
FFO per Share	$(0.12)	$(0.81)

5

Trend Information

Overview

Our operating results are influenced by several factors, including demand for organic food, conditions in the farm economy, farmland values, and our ability to manage operating expenses and losses. Our results also reflect the performance of the farms and ranches in our portfolio and the strength of our partnerships. As a public benefit corporation, our management team and board consider both financial performance and our broader commitments to farmers, investors, and the communities and environments connected to our work. Our approach is designed to put purpose and profits to work together over the long term.

Demand for Organic Food

We believe the growing demand for organic food creates a compelling long-term opportunity for farmers, farmland, and investors. Organic represents an established and growing segment of the food market, while the supply of domestic organic farmland remains limited. At the same time, farmland is a finite asset, and a significant share of U.S. farmland is expected to change hands as a new generation of farmers takes on ownership and stewardship of the land.

These trends create an opportunity to put more farmland on a path to organic production. Amber partners with farmers to remove the financial barriers that can make that transition difficult, providing the stability, resources, and runway they need to build profitable organic operations. As farmers capture the growing market opportunity for organic products, they can improve the economics of their operations while strengthening the long-term value and resilience of the land.

Organic agriculture also creates value beyond the farm. Organic practices eliminate the use of synthetic pesticides and can improve soil health, water quality, biodiversity, and the resilience of the land. By increasing the supply of organic products, Amber and its farmer partners are helping build a food system that works better for farmers, investors, communities, and the environment.

For Amber, this is the opportunity at the heart of our business: organic is good business. We believe that a long-term, farmer-forward approach can create both measurable impact and non-concessionary financial returns.

Conditions in Our Farmland Markets

Farmland values and farm operating conditions are influenced by a range of factors, including commodity prices, farm income, interest rates, input costs, crop yields, local land availability and demand, and expectations for agricultural productivity. These factors vary by geography and can affect both the value of our farmland investments and the financial performance of the farmers who operate them.

Our portfolio is focused on farmland operated under certified organic production or transitioning toward organic certification. While the underlying value of this farmland is influenced by the broader agricultural land market, the economics of our farmers are also affected by organic crop prices and premiums, access to organic markets, production costs, crop rotations and local infrastructure.

We seek to manage these market conditions through disciplined acquisition underwriting, appropriate lease terms, geographic and operator diversification, and ongoing evaluation of farm-level performance. We also seek opportunities to invest in improvements to farmland where we believe those investments can support agricultural productivity, strengthen the underlying asset and generate an appropriate economic return.

6

Public Benefit Corporation Considerations

The Company is a public benefit corporation. Pursuant to our Certificate of Incorporation, our stated public benefit is enabling healthy food production, soil restoration, and water quality improvements through the establishment of secure and sustainable farmland access tenures.

We achieve our public benefits by leasing or, occasionally, financing farmland to farmers that are transitioning to or already pursuing organic farming practices. Our main differentiating factor compared to more traditional landowner/lender/farmer relationships is that once we start working with a farmer, our goal is to keep working with that same farmer for as long as both parties desire.

Given our commitment to a farm family, we seek reasonable compromises with a tenant or borrower, if and when a farmer becomes delinquent on payments. Such resolutions may not solely consider shareholders’ best interests but further strengthen our farmer relationships. Ultimately, we believe that establishing and maintaining stellar farmer relationships will allow us to work with premium operators thereby reducing overall payment risk despite individual decisions that may appear to be farmer friendly.

Other trends in our portfolio reflect this drive for long-term relationships as well, including for example, our willingness to make multiple farmland investments with a single farmer. Unlike a traditional corporation, the Company is not focused solely on profits, either short-term or long-term. Rather, we try to balance profit-seeking with our public benefit goals.

ITEM 2 – OTHER INFORMATION

None.

7

ITEM 3 – FINANCIAL STATEMENTS

Amber Farmland Investments PBC

CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2026

Amber Farmland Investments PBC

8

Amber Farmland Investments PBC

Consolidated Balance Sheets

As of June 30, 2026 and December 31, 2025

(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Investments in real estate, at cost: Land	$90,893,574	$94,448,931
Land improvements, machinery and equipment	2,227,461	2,285,659
Buildings and building improvements	2,219,047	2,326,547

Total investment in real estate	95,340,082	99,061,137
Less accumulated depreciation	1,508,872	1,437,041

Net investment in real estate	93,831,210	97,624,096

Cash and cash equivalents	2,347,952	1,480,606
Accrued income	46,380	–
Accounts receivable, net of allowance for credit losses of $17,558 and $51,506 in 2026 and 2025	307,176	779,669
Prepaids and other assets	188,182	231,980
Interest receivable, net of allowance for credit losses of $10,242 and $4,253 in 2026 and 2025	649,207	880,778
Mortgage notes receivable, net of deferred origination fees and allowance of credit losses of $415,376 and $188,611 in 2026 and 2025	19,516,286	22,742,591
Operating lines of credit receivable, less allowance for credit losses of $0 and $1,557 in 2026 and 2025	322,675	638,331

Total other assets	23,377,858	26,753,955

Total Assets	$117,209,068	$124,378,051

Liabilities and Equity
Liabilities
Accounts payable and accrued expenses	$1,049,508	$1,819,486
Unearned revenue	–	–
Dividends payable	–	284,637
Mortgages payable	–	6,278,190
Note payable, unsecured	26,637,764	28,462,764

Total Liabilities	27,687,272	36,845,077

Equity
Controlling interests	89,521,796	87,268,649
Noncontrolling interests	–	264,325

	89,521,796	87,532,974

Total Liabilities and Equity	$117,209,068	$124,378,051

The accompanying notes are an integral part of these consolidated statements.

9

Amber Farmland Investments PBC

Consolidated Statements of Income

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

	June 30, 2026	June 30, 2025
Revenue
Rental income, net	$1,457,235	$1,315,969
Mortgage interest income	732,788	781,324
Operating lines of credit interest income	39,490	49,352
Other	27,844	12,167

Total revenue	2,257,357	2,158,812

Operating Expenses
Employee expenses	844,641	738,179
General and administrative	526,842	640,558
Credit losses	242,547	17,049
Professional fees	561,434	579,572
Real estate taxes	186,431	176,516
Insurance	54,385	44,004
Depreciation and amortization	105,625	124,461

Total operating expenses	2,521,905	2,320,339

Other income (expense)
Net gain on sale of real estate	552,341	2,104,306
Gain on extinguishment of debt	500,000	–
Interest expense	(474,900)	(851,172)

Total other income	577,441	1,253,134

Net income	312,893	1,091,607

Net income attributable to noncontrolling interests	909	2,054

Net income attributable to controlling interests	$311,984	$1,089,553

The accompanying notes are an integral part of these consolidated statements.

10

Amber Farmland Investments PBC

Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2026

(Unaudited)

	Common Stock (1)
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Controlling Interest	Noncontrolling Interests	Total Equity
Stockholders' equity, December 31, 2025	1,131,341.770	$11,314	$68,366,354	$18,890,981	$87,268,649	$264,325	$87,532,974

Net income	–	–	–	311,984	311,984	909	312,893

Contributions from stockholders	52,520.747	525	5,809,274	–	5,809,799	–	5,809,799

Dividends paid to stockholders	–	–	–	–	–	–	–

Redemptions paid to stockholders	(34,240.425)	(342)	(1,234,147)	(2,530,768)	(3,765,257)	–	(3,765,257)

Distributions to noncontrolling interests	–	–	–	(103,379)	(103,379)	(265,234)	(368,613)

Stockholders' equity, June 30, 2026	1,149,622.092	$11,497	$72,941,481	$16,568,818	$89,521,796	$–	$89,521,796

The accompanying notes are an integral part of these consolidated statements.

11

Amber Farmland Investments PBC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026

(Unaudited)

June 30, 2026
Cash flows from Operating Activities
Net income	$312,893
Adjustments to reconcile net income to net cash used in operating activities:
Changes in provision for credit losses	242,547
Recovery of bad debt	(61,398)
Depreciation and amortization	105,625
Net gain on sale of real estate	(552,341)
Deferred origination fees amortization	(11,291)
Director stock compensation	63,000
Gain on extinguishment of debt	(500,000)
(Increase) decrease in assets
Accrued income	(46,380)
Accounts receivable	533,891
Prepaids and other assets	31,976
Interest accrued on mortgage and operating lines of credit receivable	225,582
Increase (decrease) in liabilities
Accounts payable and accrued expenses	(769,978)

Net cash used in operating activities	(425,874)

Cash flows from Investing Activities
Proceeds from sales of investments in real estate	5,564,238
Purchases of investments in real estate, at cost	(1,312,814)
Issuance of mortgage notes	(1,036,075)
Principal payments received on mortgage notes	4,035,616
Net proceeds of operating lines of credit receivable	317,153

Net cash provided by investing activities	7,568,118

Cash Flows from Financing Activities
Proceeds from line of credit payable	13,285,129
Repayments on line of credit payable	(13,285,129)
Proceeds from notes payable, unsecured	685,000
Repayments of notes payable, unsecured	(1,315,000)
Repayments on mortgage payables	(6,278,190)
Contributions from stockholders	5,000,089
Distributions to noncontrolling interests	(368,613)
Redemptions paid to stockholders	(3,715,257)
Dividends paid to stockholders	(282,927)

Net cash used in financing activities	(6,274,898)

Net increase in cash and cash equivalents	$867,346

Cash and cash equivalents, beginning of period	1,480,606

Cash and cash equivalents, end of period	$2,347,952

Supplemental disclosure of cash flow information
Cash paid for interest expense	$954,916

Supplemental disclosure of non-cash financing activities
Dividends paid to stockholders reinvested as contributions from stockholders	$1,710
Notes payable converted to new notes payable	1,861,667
Notes payable converted to common stock	745,000
Common stock converted to new notes payable	50,000
Director compensation issued as common stock	63,000
Forgiveness of note payable	500,000

12

Amber Farmland Investments PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026, June 30, 2025 and December 31, 2025

NOTE A – NATURE OF OPERATIONS

Amber Farmland currently consists of three primary entities. Amber Farmland Investments PBC owns 99% of Amber Farmland Investments LLC (the Operating Company) and 100% of Amber Farmland Investments TRS Inc. (the TRS Subsidiary). In turn, the TRS Subsidiary owns the remaining 1% of the Operating Company. The Company and its subsidiaries previously operated under the brand “Iroquois Valley” but a rebrand, including formal legal name changes, was completed in September 2026.

The Company leases farmland and occasionally provides mortgage financing to organic farmers and farmers transitioning to organic. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and/or equity. The Company operates as an internally managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Amber Farmland Investments PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company). Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidation is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at June 30, 2026 and December 31, 2025:

			Book Value as of Dec 31 2025	Book Value as of June 30 2026
Iroquois Valley East and
West Farms	Iroquois, IL	2007 and 2008	1,118,860	1,093,600
Denker Farm	Livingston, IL	22-Mar-11	1,485,124	1,481,069
Pleasant Ridge Farm	Livingston, IL	18-May-11	478,669	476,932
Old Oak Farm	Huntington, IN	20-Aug-12	919,014	918,267
Red Oak Farm	Boone, IN	15-Nov-12	831,802	831,802
Rock Creek Farm	Will, IL	9-Oct-12	629,807	55,646
Hedge Creek Farm	Will, IL	28-Dec-12	627,128	1,237,297
Mooday & Jackman Farms	Boone and Montgomery, IN	15-Feb-13	1,031,963	1,031,963
One Bottom Farm	Iroquois, IL	21-Nov-13	354,000	354,000

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			Book Value as of Dec 31 2026	Book Value as of June 30 2026
Sparta Woods Farm	Noble, IN	20-Dec-13	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	11-Mar-14	2,252,493	2,247,414
Healing Ground Farm	Rockcastle, KY	17-Jun-14	127,001	–
Mystic River Farm	Monroe, WV	10-Sep-14	586,323	585,118
Brindle Farm	Allen, IN	19-Sep-14	516,721	516,243
South Grove Farm	Dekalb, IL	12-Feb-15	717,878	717,878
Mackinaw Farm	Ford, IL	20-Feb-15	1,111,854	1,109,670
Jubilee Farm	Elkhart, IN	28-Oct-15	533,556	532,295
Yoder Farm	Allen, IN	24-Nov-15	533,735	375,662
Tower Road Farm	Dekalb, IL	29-Feb-16	829,154	828,618
Bahasaba Farm	Hill, MT	12-Apr-16	225,201	225,201
Lake Wawasee Farm	Noble, IN	21-Apr-16	660,284	660,284
Tippecanoe Farm	Kosciusko, IN	8-Aug-16	871,724	–
Creambrook	Augusta, VA	22-May-17	1,234,496	1,234,316
Cottonwood	Hill, MT	1-Sep-17	989,232	983,884
South Fork	Livingston, IL	16-Oct-17	2,328,426	2,324,801
Battle Creek	Dekalb, IL	10-Nov-17	1,489,093	1,486,295
Ten Mile	Lucas, OH	29-Nov-18	318,019	317,125
MT Hi-Line	Shelby, MT	17-Jan-19	1,559,697	1,559,697
Rock Creek North	Will, IL	11-Nov-19	1,296,839	1,295,494
Money Creek	McClean, IL	9-Dec-19	1,180,339	1,180,339
Eldert	Iroquois, IL	13-Jan-20	1,387,376	1,387,376
Parish	Kankakee, IL	29-Apr-20	1,876,500	1,876,500
Rock Creek East	Will, IL	4-May-20	660,353	659,483
Peterson	Iroquois, IL	8-Jun-20	429,000	429,000
Sugar Creek	Boone, IN	6-Oct-20	1,837,596	1,836,554
Rock Creek West	Will, IL	4-Nov-20	536,732	533,499
Rock Creek 30	Will, IL	10-Nov-20	245,957	245,688
Sugar Creek West	Boone, IN	6-Jan-21	3,375,050	3,375,050
Scheffers	Kankakee, IL	30-Mar-21	900,000	900,000
Tucker South	Calloway, KY	3-Aug-21	1,529,253	1,528,013
Pittwood	Iroquois, IL	3-Nov-21	964,941	964,451
Persch	Kankakee, IL	9-Nov-21	1,229,592	1,229,592
Close Farm	Huntington, IN	1-Apr-22	737,451	737,451
MI Temple Farm	St. Johns,	15-Apr-22	522,000	522,000
Mantoan	Kankakee, IL	13-May-22	554,490	554,490
Chase & Harter Road Farm	DeKalb, IL	10-Jun-22	1,070,860	1,070,860
Hearns Farm	Iroquois, IL	13-Jul-22	571,974	571,974
Roann Farm	Wabash, IN	28-Jul-22	712,000	712,000

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			Book Value as of Dec 31 2026	Book Value as of June 30 2026
Wright Farm	Lee, IL	3-Nov-22	2,100,000	2,100,000
Doughty Farm	LaSalle, IL	31-Jan-23	683,298	683,298
Osterman Farm	Will, IL	9-Feb-23	309,421	309,421
Park Hill Farm	Rutland, VT	15-Feb-23	1,589,479	1,565,939
Koontz Lake	Starke, IN	2-Mar-23	2,329,923	2,326,425
Merkle Farm	Iroquois, IL	8-Nov-23	4,865,442	4,865,442
Peotone Road	Will, IL	12-Jan-24	1,358,456	1,358,456
Wiegand	McLean, IL	6-Feb-24	1,502,291	1,502,291
Dunn	Wells, IN	19-Feb-24	1,052,334	1,052,334
Hextell	Iroquois, IL	6-Mar-24	1,309,875	1,309,875
Miller Ranch	Will, IL	15-Mar-24	901,731	901,731
Reynolds	Hancock, OH	5-Apr-24	1,005,879	1,005,879
Center Road	Will, IL	30-Apr-24	1,766,196	1,766,196
LeFevre	Whiteside, IL	1-May-24	1,573,751	1,573,751
Peotone North	Will, IL	3-May-24	3,251,675	3,251,675
Onarga	Iroquois, IL	10-May-24	909,209	909,209
Shumway Road	Crook, OR	16-May-24	7,897,437	5,712,784
Paluch	Dekalb, IL	29-May-24	4,704,441	4,704,441
Mossburg	Wells, IN	25-Jun-24	804,514	–
Freed	McLean, IL	30-Aug-24	863,211	–
Michelson Farm	Earlville, IL	1-Oct-24	600,332	600,332
Keever Farm	Iroquois, IL	1-Nov-24	1,817,886	1,817,886
Erickson Farm	Monroe, MI	27-Nov-24	608,768	608,768
Fort Minok	Woodford, IL	17-Jan-25	3,193,421	3,193,421
Phyllis	Huntington, IN	18-Feb-25	772,025	772,025
Penicook	Ford, IL	18-Feb-25	880,564	880,564
Gray	Iroquois, IL	17-Apr-25	348,077	348,077
Betts	Mt. Blanchard, OH	16-Jul-25	412,319	412,319
Grismore	Denver, IN	1-Oct-25	1,200,239	1,200,239
West			–	1,271,196

			97,624,096	93,831,210

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flow related to the assets, as well as other fair value determinations.

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To determine the estimated fair value, management utilizes independent third-party appraisals for those properties owned for more than one year and for any property that is more than 5% of the portfolio. At a minimum of once every three years the independent appraisal is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. If the appraised value is less than the net carrying value of the property an impairment loss will be recorded. There are no impairments for the six months ending June 30, 2026.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	5 - 28 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4. Cash Equivalents

The Company maintains the majority of its cash balances with Amalgamated Bank and First Internet Bank of Indiana. It also has a $15 million line of credit. These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income and Accounts Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company as stated in the lease agreement. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income and accounts receivable are reduced by valuation allowances, if necessary, for credit losses based on the losses that are expected to arise over the contractual term of the assets. The Company routinely evaluates the collectability of the assets. Charge-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously charged off, not to exceed the aggregate of the amount previously charged off, are included in determining the necessary valuation allowance. Management estimated a credit loss reserve of $242,547 and $485,385 as of June 30, 2026 and December 31, 2025, respectively in relation to the accounts receivable.

6. Revenue Recognition

Leases

The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. The Company’s leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term. That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases.

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Mortgage and Operating Lines of Credit Interest Income

Mortgage and operating lines of credit interest income is generally recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements. As of June 30, 2026 the Company is no longer offering operating lines of credit in its normal course of business. The Company is also sunsetting its mortgage product, and expects to issue a limited amount of mortgages in the foreseeable future.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate. See Note C for the Company’s policies on risk rating of the mortgage, operating line of credit and lease portfolio.

10. Adoption of ASC 326 - Allowance for Loan and Lease Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13) . ASU 2016-13 requires entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model requires entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). These updates change how entities will measure potential credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the incurred loss approach under existing guidance with a current expected credit loss model for instruments measured at amortized cost, which requires these assets to be presented net of an allowance for credit losses. The net carrying value of an asset under the CECL Standard is intended to represent the amount expected to be collected on such assets and requires entities to deduct allowances for potential losses on held-to- maturity debt securities.

The standard requires a modified retrospective approach through a cumulative-effect adjustment to stockholders' equity as of the beginning of the first reporting period in which the guidance is effective. The Company has adopted this guidance effective January 1, 2023.

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NOTE C – LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company established a farmland financing policy to provide mortgages and occasionally, operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit generally accrue monthly interest payments throughout the term.

Mortgage notes are collateralized by real estate and improvements thereon. Operating lines of credit are generally collateralized by a combination of current assets, fixed assets, and personal property. Interest income recognized related to mortgage notes receivable totaled $732,788 and $781,324 during the six months ended June 30, 2026 and 2025, respectively. Interest income recognized related to operating lines of credit totaled $39,490 and $49,352 during the six months ended June 30, 2026 and 2025, respectively.

An allowance for credit losses is established for amounts expected to be uncollectible over the contractual life of the loans. The Company collectively evaluates notes receivable to determine the allowance for credit losses based on three portfolio segments that have similar risk characteristics: mortgage notes, operating lines of credit, and other loans receivable. Loans that do not share similar risk characteristics with other loans are evaluated individually.

The Company uses an expected loss model that considers the Company's actual historical loss rates adjusted for current economic conditions and reasonable and supportable forecasts. The Company considers the impact of current conditions and economic forecasts relating to specific geographical areas and client-specific exposures when making adjustments for reasonable and supportable forecasts. Uncollectible amounts are written off against the allowance for credit losses in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received. Notes are considered delinquent if the repayment terms are not met. The Company establishes an allowance for credit losses to reserve against potential losses from nonperforming loans. The credit losses are calculated based on the remaining maturity method which incorporates historical loss rates, current conditions adjustments and forecast adjustments, as applicable. The following tables present the Company's details of the remaining maturity method and allowance for credit losses on mortgage notes receivable, operating lines of credit receivable, and interest receivable as of June 30, 2026 and December 31, 2025:

Summary of Allowance for Credit Losses (ACL) as of June 30, 2026

As of 6/30/2026	Interest Receivable	Mortgage Receivable	Operating Lines of Credit Receivable	Total

ACL, beginning of year	$4,253	$107,991	$1,557	$113,801
Provision for expected credit losses	5,989	238,055	(1,557)	242,487
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of Period	$10,242	$346,046	$0	$356,288

Deferred origination fees	$–	$69,329	$–	$–

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Summary of Allowance for Credit Losses (ACL) as of December 31, 2025

As of 12/31/2025	Interest Receivable	Mortgage Receivable	Operating Lines of Credit Receivable	Total

ACL, beginning of year	$19,347	$107,122	$4,045	$130,514
Provision for expected credit losses	(15,094)	869	(2,488)	(16,713)
Charge-offs	–	–	–	–
Recoveries collected	–	–	–	–

ACL, end of year	$4,253	$107,991	$1,557	$113,801

Deferred origination fees	$–	$80,620	$–	$–

The Company utilizes an internal risk rating system to evaluate credit risk. Credit risk ratings are based on current financial information, comparison against industry averages, collateral coverage, historical payment experience, and current economic trends. The Company uses the following definitions for credit risk ratings: Performing - Loans not classified as Watch, At-Risk or Default. Watch - Loans with payments that are 90 days past due or greater and designated for elevated attention. Indicates above-average risk. At-Risk - Loans with an increased likelihood of default. These loans represent borrowers whose paying capacity makes full collection questionable. Default - Loans that are currently failing to meet contractual obligations or for which the Company has temporarily waived certain contractual requirements. There is a high expectation of credit losses or write-offs on these loans. The following table summarizes the credit risk profile of the Company's mortgage notes receivable and operating lines of credit receivable as of June 30, 2026 and December 31, 2025:

Summary of Mortgage Notes Receivable as of June 30, 2026 and December 31, 2025

	Outstanding	Outstanding
Rating	Balance	Balance
Type	6/30/2026	12/31/2025

Performing	$11,875,099	$10,688,231
Watch	3,544,031	4,671,868
At-risk	2,658,493	4,278,157
Default	1,854,040	3,292,947

Total loans	$19,931,662	$22,931,202
Allowance for credit/loan losses	(346,046)	(107,991)
Net deferred origination fees	(69,329)	(80,620)

Net loans	$19,516,286	$22,742,591

Interest rate range	1.25 – 10.5%	1.25 - 10.25%
Maturity date range	2026 - 2052	2026 - 2052

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Summary of Operating Lines of Credit as of June 30, 2026 and December 31, 2025

	Outstanding	Outstanding
Rating	Balance	Balance
Type	6/30/2026	12/31/2025

Performing	$14,782	$17,025
Watch	–	–
At-risk	–	–
Default	307,893	622,863

Total loans	$322,675	$639,888
Allowance for loan losses	–	(1,557)
Net deferred origination fees	–	–

Net loans	$322,675	$638,331

Maximum available balance	322,675	639,888
Interest rate range	5.00 - 8.25%	5.00 - 8.25%
Maturity date range	2022 - 2026	2022- 2026

NOTE D – REVOLVING LINES OF CREDIT

The Company has a $15,000,000 line of credit with a lender that was originally established on May 15, 2023, and increased on November 25, 2024. There were no outstanding borrowings as of June 30, 2026 and December 31, 2025, respectively, on this line of credit. Interest is payable annually at the bank's adjusted one-month SOFR base rate plus an applicable margin (2.35%). The line is collateralized by real estate in the IL counties of Iroquois, Livingston, Dekalb, Kankakee, and Shelby. The Company is subject to certain restrictive covenants.

Aggregate interest expensed as of June 30, 2026 and December 31, 2025 was approximately $59,650 and $422,167, respectively, related to the lines of credit. There was approximately $0 of accrued interest as of June 30, 2026 and December 31, 2025, respectively.

NOTE F – NOTES PAYABLE, UNSECURED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

The Company has issued multiple offerings of unsecured promissory notes. Previous iterations of these notes have been titled “Soil Restoration Notes”. Beginning in 2023, the Company launched a series of offerings of unsecured promissory notes titled “Rooted in Regeneration Notes.” Most recently, on September 15, 2026, the Company launched its Series 3 Rooted in Regeneration Notes, with a maximum offering of $10,000,000. From time to time, the Company has sold other unsecured promissory notes as well. The total notes advanced during the six months ended June 30, 2026 and the year ending December 31, 2025 aggregated $685,000 and $1,250,000, respectively. Outstanding principal for all these unsecured promissory notes totaled $26,637,764 and $28,462,764 as of June 30, 2026 and December 31, 2025, respectively.

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In accordance with the terms of the certain Soil Restoration Notes, the Company also funds certain pools of internally held funds for specific purposes, including financial assistance to projects geared toward improving soil quality during the organic transition period and credit enhancements to certain borrowers that have mortgages with the Company. As promissory notes corresponding to these pools are repaid, these pools will be correspondingly sunset. Soil Restoration Notes were issued as individual promissory notes that bear interest between 2.00% and 3.00%, payable semiannually on January 15 and July 15. Principal is due in full at maturity, which ranges between 2024 and 2026. Rooted in Regeneration Notes are issued as individual promissory notes which bear interest between 0.50% and 2.0%, also payable semiannually. Principal is due in full at maturity, which currently ranges between 2026 and 2033.

Other promissory notes and term notes, totaling $8,073,333 as of both June 30, 2026 and December 31, 2025. These notes have interest due semi-annually, ranging from 1.25% to 4.0% with principal due in full at maturity. The notes have various original maturity dates from 2024 through 2033. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized. The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual, unsecured promissory notes issued across multiple series and term notes.

Aggregate interest expensed during the six months ended June 30, 2026 and the year ended December 31, 2025 was $347,132 and $726,922, respectively, related to the notes payable. Accrued interest at June 30, 2026 and December 31, 2025 totaled $317,473 and $347,132 respectively, related to the notes payable.

Aggregate notes payable due to related parties, which consist entirely of stockholders, totaled 19%, or $4,937,000 and 20%, or $5,617,000 of the total notes payable at June 30, 2026 and December 31, 2025, respectively. Interest expensed on the related parties’ notes totaled approximately $68,400 and approximately $153,800 during the six month ended June 30, 2026 and the year ended December 31, 2025, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2025 are as follows:

2026	$9,363,666.67
2027	$11,777,000.00
2028	$1,455,000.00
2029	$1,392,500.00
2030	$3,436,666.67
2031	$1,960,000.00
2033	$205,000.00

NOTE H – RENTAL INCOME

The Company leases its real estate to farm operators generally under two or three-year initial terms. The leases typically auto-renew for two-or three-year terms following the initial term and any subsequent renewals. The leases are structured as fixed cash operating lease agreements. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $1,457,235 and $2,853,320 for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

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Future minimum base rentals on non-cancelable operating leases for the years ending December 31 are as follows:

2026	$2,720,433
2027	2,541,745
2028	1,980,447
2029	61,288
2030	36,141
Thereafter	10,614

$7,350,668

The Company receives rental income from three related parties, namely Directors Anna Jones-Crabtree and Jeff Anderson, and Daniel Scher (spouse of VP, Finance & Administration, Alyssa Scher). In the first half of 2026, revenues from these three related parties comprised less than 10% of Company revenues from operations, and no individual related party contributed revenues to the Company in excess of 5% of Company revenues from operations.

NOTE I – STOCK OPTION PLAN

On July 28, 2023, the Board of Directors adopted an equity incentive plan that includes the ability to issue restricted stock and options to employees and others. This plan was approved by the stockholders on September 13, 2023. No option awards have yet been issued under this plan. During the twelve-month period ending December 31, 2025, the Board awarded Mr. Zuehlsdorff a discretionary grant of $4,000 in common stock through this plan. No stock was awarded in the six-month period ending June 30, 2026.

The Company has in the past granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years. In the six months ended June 30, 2026 and year ended December 31, 2025, Mr. David Miller exercised 2,000 options and 2,800, respectively. As a result of Mr. Miller’s most recent exercise of his options, no options remain outstanding.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years). There was no option-based compensation expense recognized in the statements of operations for the six months ended June 30, 2026 and the year ended December 31, 2025.

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

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Option activity for the six months ended June 30, 2026 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2026	2,0000	$69.33	4 years
Granted	–	–	N/A
Exercised	2,000–
Cancelled/forfeited	–

June 30, 2026	0	$69.33	4 years

Exercisable at June 30, 2026	0		4 years

There were no options vested during the six months ended June 30, 2026.

Option activity for the year ended December 31, 2025 is as follows:

Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2025	4,800	$69.33	5 years
Granted	–	–	N/A
Exercised	2,800–
Cancelled/forfeited	–

December 31, 2025	2,000	$69.33	4 years

Exercisable at December 31, 2025	2,000		4 years

There were no options vested during the year ended December 31, 2025.

In 2022, the Company adopted a Non-Employee Director Compensation Policy which calls for issuance of $5,000 of Company stock to each qualifying director at each annual meeting, subject to certain vesting and other restrictions. Under the terms of this policy, the Company issued $30,000 worth of stock during 2025. This amount has been recorded as compensation expense and is included in general and administrative expenses during the year ended December 31, 2025.

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NOTE J – CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.   Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.

2. Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

NOTE K – OPERATING LEASE OBLIGATIONS

The Company leases private office space from Industrious (beginning April 1, 2024) and C&M Property Mgmt (beginning April 1, 2025). Monthly payments due under the terms of the agreement total approximately $564 and $1,000, respectively. Total rent expense was $8,482 and $18,852, respectively, for the six-months ended June 30, 2026 and year ended December 31, 2025. Future minimum lease payments required under the two office leases for the years ended December 31, 2026 and December 31, 2027 is $9,384 and $18,768 respectively.

NOTE M – EMPLOYMENT AGREEMENT

The Company entered into a deferred compensation agreement with the Company’s co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 through 2033. The agreement calls for a $125,000 salary to be paid for the years 2022 through 2033. Beginning December 15, 2023, the Company shall pay $240,907 in total additional compensation prior to December 31, 2033. There is a liability recorded of approximately $71,000 as of December 31, 2025, respectively, which is included in accounts payable and accrued expenses on the accompanying balance sheet. The remaining balance was paid out prior to June 30, 2026.

The Company has a 401(k) plan covering all eligible employees and employees may elect to defer a portion of their salaries for contributions to the plan. The plan provides employer matching contributions which totaled $23,350 and $49,319 for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively.

NOTE O – SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2026, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

Total issuance of REIT equity shares from June 30, 2026 to September 15, 2026 totaled approximately $3.9 million.

On September 15th, the Company launched a new Series 3 RNR Note Offering of up to $10 million. In connection with this offering, by the end of 2030, the Company will seek to purchase farmland at least equal to the amount of Series 3 RNR Notes sold to investors. The new farmland will be leased to farmers who historically have faced barriers to land access.

Of the 4800 outstanding options (see NOTE I) none remain outstanding.

As of September 4th, all of our outstanding operating lines of credit were satisfied. We no longer have any operating lines of credit and have officially sunset the product.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 30, 2026.

IROQUOIS VALLEY FARMLAND REIT, PBC

By: /s/ Christopher Zuehlsdorff

Name: Christopher Zuehlsdorff

Its: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Christopher Zuehlsdorff	Chief Executive Officer and Director	September 30, 2026
Chris Zuehlsdorff	(principal executive officer and principal accounting officer)

/s/ Jeffrey Anderson	Principal Financial Officer and Director	September 30, 2026
Jeffrey Anderson

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